As filed with the Securities and Exchange Commission on August 22, 2005.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

True Religion Apparel, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	98-0352633 (I.R.S. Employer Identification No.)

1525 Rio Vista Avenue Los Angeles, California (Address of Principal Executive Offices)	90023 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:	333-72802 (If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)
Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share
(Title of Class)

Amendment No. 1 to Form 8-A
Explanatory Note

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the reincorporation from Nevada to Delaware of True Religion Apparel, Inc., a Nevada corporation (“True Religion Nevada”), and the sole stockholder of the Registrant. The reincorporation was effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among the Registrant and True Religion Nevada. The Merger Agreement provides for, among other things, the merger of True Religion Nevada with and into the Registrant (the “Merger”). The Merger Agreement was approved by the shareholders of True Religion Nevada at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was held on August 18, 2005.

As a result of the Merger, which was consummated on August 19, 2005: (i) each share of common stock, par value $0.00001 per share, of True Religion Nevada issued and outstanding was converted into a share of common stock of the Registrant, par value $0.0001 per share; (ii) each option to acquire shares of True Religion Nevada was converted into and became an equivalent option to acquire an equal number of shares of the Registrant’s common stock (whether or not such option was then exercisable); and (iii) the exercise price per share under each option remained equal to the exercise price per share immediately prior to the Merger. Immediately prior to the consummation of the Merger, the Registrant had nominal assets and liabilities.

The Registrant filed with the Securities and Exchange Commission a Current Report on Form 8-K on even date herewith attaching its new Delaware Certificate of Incorporation and Bylaws (the “Charter Documents”). In accordance with the Registrant’s Charter Documents, the undersigned Registrant hereby amends the following items, exhibits or other portions of its Form 8-A filed August 8, 2005, regarding the description of its common stock as set forth herein.

In accordance with Rule 414 under the Securities Act, the Registrant, as successor issuer to True Religion Nevada, hereby expressly adopts this Form 8-A as its own for all purposes of the Securities Act and the Exchange Act.

Item 1: Description of Registrant’s Securities to be Registered.
General
     The following description of the Registrant’s capital stock is only a summary. For more complete information, you should refer to the Registrant’s Charter Documents, which the Registrant has filed with the Securities and Exchange Commission as exhibits to this Registration Statement. In addition, you should refer to the general corporation laws of the State of Delaware, which also govern the Registrant’s structure, management and activity.
Common Stock
     Authorized and Outstanding. The Registrant is authorized to issue 80,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of August 10, 2005, there were 21,947,531 shares of common stock outstanding and no shares of preferred stock outstanding. All shares of common stock outstanding are fully paid and nonassessable.
     Voting. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In all matters other than the election of directors, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at a meeting at which a quorum is present shall be the act of the stockholders, unless the vote of a greater number is required by law. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.
     Dividends. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. The Registrant currently intends to retain all future earnings for the operation and expansion of its business and does not anticipate paying cash dividends on the common stock in the foreseeable future.
     Liquidation. Upon a liquidation of the Registrant, the Registrant’s creditors and holders of the Registrant’s preferred stock with preferential liquidation rights will be paid before any distribution to holders of the Registrant’s common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.
     Preferred Stock. The Registrant’s Certificate of Incorporation empowers the board of directors to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The board is also granted the authority to fix the voting powers, designation, preferences and rights and the qualifications, limitations and restrictions of those shares. Terms selected could decrease the amount of earnings and assets available for distribution to holders of the Registrant’s common stock or adversely affect the rights and power, including voting rights, of the holders of the Registrant’s common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Registrant in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Registrant or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Registrant’s common stock, and may adversely affect the voting and other rights of the holders of common stock.
Item 2: Exhibits.
The following exhibits defining the rights of our stockholders are filed herewith or incorporated by reference, as indicated below:

1.	Certificate of Incorporation of the Registrant (incorporated by reference from the Registrant’s Current Report on 8-K filed on even date herewith).

2.	Bylaws of the Registrant (incorporated by reference from the Registrant’s Current Report on 8-K filed on even date herewith).

3.	Specimen Common Stock Certificate (incorporated by reference from the Registrant’s Current Report on 8-K filed on even date herewith).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 19, 2005	TRUE RELIGION APPAREL, INC.
/s/ CHARLES A. LESSER
	Name:	Charles A. Lesser
	Title:	Chief Financial Officer